Exhibit 99.1

Innate Pharma Strengthens Leadership and Appoints Two New Members to Its Executive Board

  Two new Executive Board members appointed under recently announced interim CEO, Hervé Brailly
  Yannis Morel broadens remit to Chief Operating Officer
  Sonia Quaratino, Chief Medical Officer, appointed to the Executive Board
  Arvind Sood joins the Company and is appointed Executive Vice President, President of US Operations and to the Executive Board

MARSEILLE, France--(BUSINESS WIRE)--January 4, 2024--Regulatory News:

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced that it has strengthened the Company’s leadership and corporate governance with the appointment of two new Executive Board members. Arvind Sood, Executive Vice President (EVP), President of US Operations, Dr Sonia Quaratino, EVP, Chief Medical Officer are thus joining Hervé Brailly, interim Chief Executive Officer and Yannis Morel, EVP, Chief Operating Officer.

Yannis Morel, current EVP, Business Development and Product Portfolio Strategy and member of the Executive Board broadens his remit to become EVP, Chief Operating Officer extending his operational responsibility to the management of research and early development, working with Innate Pharma Chief Scientific Officer Prof. Eric Vivier, and Chief Development Officer, Nicola Beltraminelli.

Dr. Sonia Quaratino, current EVP, Chief Medical Officer is appointed to the Executive Board. Dr. Quaratino joined Innate Pharma in October 2023 bringing over 25 years of experience in basic research, clinical development, and translational medicine, having worked in academia, global large pharmaceuticals, and biotech companies.

Arvind Sood joins the Company in a newly created position of Executive Vice President, Innate Pharma SA and President of US Operations. Arvind is also appointed to the Executive Board. Based in the United States, Arvind will be responsible for the execution of the Company’s US strategy, helping expand the Company’s US investor base, and sourcing of business development and corporate development opportunities in the US including liaising with academic institutions and clinical key opinion leaders. Arvind joins Innate Pharma most recently from Amgen and has amassed over four decades of experience within large biopharma companies in areas including commercial operations, investor relations and financial communications.

As previously announced, Hervé Brailly is acting as interim CEO and Chairman of the Executive Board since January 1st, 2024, while a permanent successor is sought. Mr. Brailly was previously, Innate Pharma’s Chairman of the Supervisory Board. He is a co-founder of the Company and was CEO until December 2016.

“We are taking steps to position Innate Pharma for future success by significantly strengthening our Executive Board now comprising Yannis, Sonia and Arvind,” said Hervé Brailly, interim Chief Executive Officer. “Building relationships in the US is a core part of our strategy, and I am delighted to welcome Arvind, who has demonstrated his ability to work effectively in global enterprises and building strong relationships with the global investment community. Together with the rest of the leadership team, I am looking forward to working with Arvind to execute on our strategy as we expand our footprint in the US market.”

“I am excited by Innate’s proprietary platform for developing multi-specific NK (natural killer) cell engagers, which has the potential to drive the next wave of innovation in cancer immunotherapy,” said Arvind Sood, President of US Operations. “Innate is advancing a robust pipeline of drug candidates and I am looking forward to working with the entire leadership team to further strengthen Innate’s business and contribute to its strategy of bringing these important potential treatments to patients.”

Arvind joins Innate Pharma from Amgen where he most recently served as vice president, Investor Relations. Prior to Amgen, Arvind served as senior vice president, Investor Relations and Financial Communications at Aventis S.A. (now Sanofi), based in Paris, France. Arvind also worked at the Upjohn Company (now Pfizer) of Kalamazoo, Michigan, where he served in several functions including pharmaceutical sales, marketing and investor relations. He obtained his undergraduate degree in Business Administration from Western Michigan University and his master's degree in Business Administration from Central Michigan University.

About Innate Pharma

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through therapeutic antibodies and its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform.

Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non-small cell lung cancer, as well as ANKET® multi-specific NK cell engagers to address multiple tumor types.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com and follow us on Twitter and LinkedIn.

Information about Innate Pharma shares

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

Contacts

Investors
Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.wheeler@innate-pharma.fr

Media Relations
NewCap
Arthur Rouillé
Tel.: +33 (0)1 44 71 00 15
innate@newcap.eu